50 3/6/03

03012943

RECD S.E.C.
MAR 0 4 2003
1086

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2002 (MM/DD/YY) AND ENDING Dec. 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALMARK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3690 ORANGE PLACE #300, BEACHWOOD, OHIO 44122
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID K. CRITZER (216) 765-1999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN & COMPANY
(Name – *if individual, state last, first, middle name*)

102 MAIN PLACE, 121 S. MAIN STREET, AKRON, OHIO 44308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 2 0 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID K. CRITZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALMARK SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

TREASURER, CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALMARK SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002 AND 2001

Cohen & Company
Certified Public Accountants

VALMARK SECURITIES, INC.

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

Cohen & Company
Certified Public Accountants
A Limited Liability Company

Akron • Alliance • Avon • Canton • Cleveland • Mentor • Warren • Youngstown
Member of the SEC and Private Companies Practice Sections, AICPA

BOARD OF DIRECTORS
VALMARK SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of ValMark Securities, Inc. (a wholly-owned subsidiary of ValMark Investments, LLC) as of December 31, 2002 and 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company has not recorded a provision for income taxes for financial reporting purposes. In our opinion, accounting principles generally accepted in the United States of America require income taxes to be reported for subsidiaries' ratable share of consolidated income taxes. If the financial statements were corrected for this departure from accounting principles generally accepted in the United States of America, net income would be decreased by $1,003,000 and $820,000 for the years ended December 31, 2002 and 2001, respectively, and retained earnings would be unaffected as of December 31, 2002 and 2001.

In our opinion, except for the effects of the matter described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of ValMark Securities, Inc. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen & Company

February 1, 2003
Akron, Ohio

102 Main Place 121 South Main Street Akron, OH 44308 *Phone* (330) 374-1040 *Fax* (330) 535-0111 www.cohencpa.com

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CASH AND CASH EQUIVALENTS	$ 904,627	$ 524,850
COMMISSIONS RECEIVABLE	545,495	595,055
ACCOUNTS RECEIVABLE - OTHER	36,639	56,461
DUE FROM RELATED PARTIES - NET	51,186	54,614
OTHER ASSETS	3,300	3,300
	$ 1,541,247	$ 1,234,280

LIABILITIES

	2002	2001
UNEARNED COMMISSION INCOME AND COMMISSIONS PAYABLE	$ 605,674	$ 649,785

SHAREHOLDER'S EQUITY

	2002	2001
COMMON STOCK $1 par value Authorized -740 shares Issued and outstanding -100 shares	100	100
ADDITIONAL PAID-IN-CAPITAL	47,424	47,424
RETAINED EARNINGS	888,049	536,971
	935,573	584,495
	$ 1,541,247	$ 1,234,280

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Commissions	$ 14,396,633	$ 13,296,348
Interest and other	302,255	255,131
	14,698,888	13,551,479
COMMISSION AND MARGIN EXPENSE	11,927,957	11,248,887
	2,770,931	2,302,592
OPERATING EXPENSES	21,853	2,831
NET INCOME	$ 2,749,078	$ 2,299,761

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE - JANUARY 1, 2001	$ 100	$ 47,424	$ 882,210	$ 929,734
NET INCOME			2,299,761	2,299,761
DIVIDENDS			(2,645,000)	(2,645,000)
BALANCE - DECEMBER 31, 2001	100	47,424	536,971	584,495
NET INCOME			2,749,078	2,749,078
DIVIDENDS			(2,398,000)	(2,398,000)
BALANCE - DECEMBER 31, 2002	$ 100	$ 47,424	$ 888,049	$ 935,573

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES		
Net income	$ 2,749,078	$ 2,299,761
Adjustments to reconcile net income to net cash provided from (used in) operating activities		
Commissions receivable	49,560	163,564
Accounts receivable - other	19,822	(44,872)
Unearned commission income and commissions payable	(44,111)	(78,415)
Net cash flow provided from operating activities	2,774,349	2,340,038
CASH FLOW PROVIDED FROM (USED IN) INVESTING ACTIVITY		
Advances to (repayment from) related parties - Net	3,428	(15,832)
CASH FLOW USED IN FINANCING ACTIVITY		
Dividends paid	(2,398,000)	(2,645,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	379,777	(320,794)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	524,850	845,644
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 904,627	$ 524,850

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ValMark Securities, Inc. (VSI) is a wholly-owned subsidiary of ValMark Investments, LLC (a single member limited liability company).

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Business Activity

The Company derives commission income both by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. Customers remit funds directly to the insurance carriers and brokers, and no funds or securities are held by the Company. Certain overrides and commissions on sales of contracts are due to the individual representatives. Such amounts are recorded as unearned commission income and commissions payable and are properly reflected in operations as incurred. Commissions from two customers represented approximately 45% and 46% of commission income during 2002 and 2001, respectively. At December 31, 2002 and 2001, receivables from these customers represented approximately 52% of commissions receivable each year.

Receivables and Credit Policies

Commissions receivable are uncollateralized carrier obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed to the carrier. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2002 and 2001, all commissions were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At December 31, 2002 and 2001, no significant timing differences existed.

The Company files a consolidated tax return with its parent company. The Company's practices included paying dividends to the parent company in lieu of income taxes. The accompanying financial statements do not include a provision for income taxes for the Company's share of income taxes as consolidated with its parent. Accounting principles generally accepted in the United States of America require such provision for the subsidiary's ratable share of consolidated income taxes in accordance with Statement of Financial Accounting Boards Statement No. 109.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

2. DUE FROM RELATED PARTIES - NET

At December 31, 2002 and 2001, due from related parties - net included amounts due from related Companies for commissions received on behalf of the Company. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2003.

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

NOTES TO THE FINANCIAL STATEMENTS

3. NET CAPITAL PROVISION OF RULE 15c3-1 (Continued)

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2002 and 2001, the Company had net capital of $823,134 and $430,182, respectively, which was $773,134 and $380,182, respectively, in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2002 and 2001, the ratio was .74 to 1 and 1.51 to 1, respectively.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002 AND 2001

NET CAPITAL	2002	2001
Total shareholder's equity from statement of financial condition	$ 935,573	$ 584,495
Deductions and/or charges		
Nonallowable assets (see schedule attached)	(112,439)	(154,313)
NET CAPITAL	$ 823,134	$ 430,182
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 605,674	$ 649,785
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 40,378	$ 43,319
MINIMUM REQUIRED NET CAPITAL	$ 50,000	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
EXCESS NET CAPITAL	$ 773,134	$ 380,182
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.74 to 1	1.51 to 1

No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited FOCUS report.

SCHEDULE I- COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (Continued)

DECEMBER 31, 2002 AND 2001

NONALLOWABLE ASSETS

DESCRIPTION	2002	2001
Other assets	$ 3,300	$ 3,300
Excess of commissions receivable over commissions payable	21,314	39,938
Accounts receivable - Other	36,639	56,461
Due from related parties - Net	51,186	54,614
	$ 112,439	$ 154,313

SCHEDULES II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002 AND 2001

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen & Company
Certified Public Accountants
A Limited Liability Company

Akron • Alliance • Avon • Canton • Cleveland • Mentor • Warren • Youngstown
Member of the SEC and Private Companies Practice Sections, AICPA

BOARD OF DIRECTORS
VALMARK SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of ValMark Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

102 Main Place 121 South Main Street Akron, OH 44308 *Phone* (330) 374-1040 *Fax* (330) 535-0111 www.cohencpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen & Company

February 1, 2003
Akron, Ohio